Earning Release

ELBIT SYSTEMS REPORTS
SECOND QUARTER OF 2018 RESULTS

Backlog of orders at $8.1 billion; Revenues at $892 million;
Non-GAAP net income of $58 million; GAAP net income of $92 million; Non-GAAP net EPS of $1.35; GAAP net EPS of $2.15

Haifa, Israel, August 16, 2018 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT), (the "Company") the international high technology company, reported today its consolidated results for the quarter ended June 30, 2018.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “We are pleased with the second quarter year over year revenue growth of 9%, while maintaining the 10% year over year growth in our backlog.  This quarter, in particular, we see the fruits of our prior investment in Cyberbit. In line with our strategy of partnering with strategic investors to aid in the development of our commercial businesses, we had this quarter a $30 million external investment in Cyberbit. We believe that Cyberbit will further develop its business together with our new partner.

Furthermore, our strategy of enhancing organic growth with synergistic acquisitions continues. The results of this quarter for the first time include those of Universal Avionics Systems Corporation, a company we acquired that is active in the field of commercial avionics. This acquisition is part of our strategy of strengthening our footprint in this business area. Our combined portfolio will create strong synergies that we believe will ultimately generate further growth opportunities for us.”

Second quarter 2018 results:

Revenues in the second quarter of 2018 were $892.2 million, as compared to $818.3 million in the second quarter of 2017.

Non-GAAP (*) gross profit amounted to $254.8 million (28.6% of revenues) in the second quarter of 2018, as compared to $248.3 million (30.4% of revenues) in the second quarter of 2017. GAAP gross profit in the second quarter of 2018 was $250.0 million (28.0% of revenues), as compared to $242.3 million (29.6% of revenues) in the second quarter of 2017. The gross profit margin was affected by the mix of projects sold in the quarter.

Research and development expenses, net were $76.6 million (8.6% of revenues) in the second quarter of 2018, as compared to $67.1 million (8.2% of revenues) in the second quarter of 2017.

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* see page 3

Earning Release

Marketing and selling expenses, net were $69.9 million (7.8% of revenues) in the second quarter of 2018, as compared to $66.3 million (8.1% of revenues) in the second quarter of 2017.

General and administrative expenses, net were $37.0 million (4.2% of revenues) in the second quarter of 2018, as compared to $33.6 million (4.1% of revenues) in the second quarter of 2017. The lower expenses in the second quarter of 2017 resulted from revaluation of liabilities related to assets and activities acquired in prior years.

Other operating income, net in the second quarter of 2018 amounted to $45.4 million. This was the result of net gains related to valuation of shares in two of our Israeli subsidiaries in the cyber and medical instrumentation areas, due to third party investments.

Non-GAAP(*) operating income was $73.1 million (8.2% of revenues) in the second quarter of 2018, as compared to $82.7 million (10.1% of revenues) in the second quarter of 2017. GAAP operating income in the second quarter of 2018 was $111.8 million (12.5% of revenues), as compared to $75.3 million (9.2% of revenues) in the second quarter of 2017.

Financial expenses, net were $10.7 million in the second quarter of 2018, as compared to $6.8 million in the second quarter of 2017. The increase in financial expenses in the second quarter of 2018 was mainly a result of higher level of debt and increased libor interest rates.

Taxes on income were $7.3 million (effective tax rate of 7.6%) in the second quarter of 2018, as compared to $10.3 million (effective tax rate of 15.1%) in the second quarter of 2017. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income and other income that is not part of the taxable income.

Other expenses, net in the second quarter of 2018 amounted to $5.1 million. This was the result of an adjustment to the fair value of our investment in an Israeli subsidiary.

Equity in net earnings of affiliated companies and partnerships was $3.3 million (0.4% of revenues) in the second quarter of 2018, as compared to $4.8 million (0.6% of revenues) in the second quarter of 2017

Net income attributable to non-controlling interests was $0.1 million in the second quarter of 2018, as compared to $0.4 million in the second quarter of 2017.

Non-GAAP(*) net income attributable to the Company's shareholders in the second quarter of 2018 was $57.5 million (6.5% of revenues), as compared to $68.8 million (8.4% of revenues) in the second quarter of 2017. GAAP net income in the second quarter of 2018 was $91.9 million (10.3% of revenues), as compared to $62.6 million (7.6% of revenues) in the second quarter of 2017.

Non-GAAP(*) diluted net earnings per share attributable to the Company's shareholders were $1.35 for the second quarter of 2018, as compared to $1.61 for the second quarter of 2017. GAAP diluted earnings per share in the second quarter of 2018 were $2.15, as compared to $1.46 for the second quarter of 2017.

The Company’s backlog of orders for the quarter ended June 30, 2018 totaled $8,065 million as compared to $7,329 million as of June 30, 2017. Approximately 74% of the current backlog is attributable to orders from outside Israel. Approximately 55% of the current backlog is scheduled to be performed during 2018 and 2019.

Operating cash flow used in the six months ended June 30, 2018 was $1.1 million, as compared to $2.7 million provided in the six months ended June 30, 2017.

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* see page 3

Earning Release

Accounting policies update:

The Company adopted the new revenue recognition accounting standard ASC 606, effective January 1, 2018, using the modified retrospective approach. Financial results for reporting periods during 2018 are presented in compliance with ASC 606. Historical financial results for the reporting periods prior to 2018 are presented in conformity with amounts previously disclosed under the prior revenue recognition standard, ASC 605. The adoption of ASC 606 primarily impacts the Company's contracts where revenue was recognized using the percentage of completion units of delivery method, which under ASC 606 can be recognized over time because control is transfered continuously to the customer over the performance period for contracts recognized over time. As a result, the adoption of ASC 606 influenced part of the revenue growth in 2018.

The cumulative effects of the transition to ASC 606 on January 1, 2018, resulted in the following main adjustments: a $0.1 million increase in retained earnings, a decrease in inventories of approximately $81.9 million, an increase in contract assets (unbilled receivables) of approximately $78.8 million and a net decrease in customer advances and other contract liabilities and deferred tax assets in the aggregate amount of approximately $3.2 million.

According to ASC 606, customer advances are no longer deducted from inventories. Accordingly, on January 1, 2018, the open balances of inventories net and customer advances were grossed up in the amount of approximately $87 million.

* Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items, which in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2018	2017	2018	2017	2017

GAAP gross profit	$485.4	$463.5	$250.0	$242.3	$997.9
Adjustments:
Amortization of purchased intangible assets	9.2	11.7	4.8	6.0	22.2
Non-GAAP gross profit	$494.6	$475.2	$254.8	$248.3	$1,020.1
Percent of revenues	28.9%	30.3%	28.6%	30.4%	30.2%

GAAP operating income	$175.1	$133.5	$111.8	$75.3	$319.3
Adjustments:
Amortization of purchased intangible assets	12.8	14.7	6.7	7.4	28.6
Gain from changes in holdings	(45.4)	—	(45.4)	—	—
Non-GAAP operating income	$142.5	$148.2	$73.1	$82.7	$347.9
Percent of revenues	8.3%	9.5%	8.2%	10.1%	10.3%

GAAP net income attributable to Elbit Systems’ shareholders	$141.6	$108.2	$91.9	$62.6	$239.1
Adjustments:
Amortization of purchased intangible assets	12.8	14.7	6.7	7.4	28.6
Fair value adjustment of investment	5.1	—	5.1	—	—
Gain from changes in holdings	(45.4)	—	(45.4)	—	—
Related tax benefits	(1.7)	(2.5)	(0.8)	(1.2)	6.2
Non-GAAP net income attributable to Elbit Systems' shareholders	$112.4	$120.4	$57.5	$68.8	$273.9
Percent of revenues	6.6%	7.7%	6.5%	8.4%	8.1%

GAAP diluted net EPS	$3.31	$2.53	$2.15	$1.46	$5.59
Adjustments, net	(0.68)	0.29	0.80	0.15	0.81
Non-GAAP diluted net EPS	$2.63	$2.82	$1.35	$1.61	$6.41

Earning Release

Recent Events:

On May 31, 2018, the Company announced that its wholly-owned subsidiary in Canada, GeoSpectrum Technologies Inc. was awarded a contract from STX Engine Co., to deliver a full end-to-end Underwater Sound Source System and software package to the Republic of Korea Navy. The system will be supplied by the end of 2018. The contract is in an amount that is not material to Elbit Systems.

On June 4, 2018, the Company announced that it’s wholly-owned subsidiary, Cyberbit Ltd. (Cyberbit), raised a $30 million investment from the private equity investor Claridge Israel L.P. Engaged in the cyber security area, Cyberbit provides the cyber training and simulation solution - Cyberbit Range and a consolidated detection and response platform that protects an organization’s entire attack surface across IT, OT and IoT networks.

On June 13, 2018, the Company announced that it’s subsidiary, Beyeonics Surgical Ltd. (Beyeonics), concluded a first round of funding, raising a $11.5 million investment from leading investment groups including an international corporation. Beyeonics develops innovative surgeon-centered visualization technologies that improve the surgeon’s efficiency and substantially enhance patient safety and surgical outcomes.

On June 19, 2018, the Company announced that the agreements reached between Elbit Systems and the Israeli Government for the acquisition of IMI Systems Ltd. (IMI), were approved by the Committee for the Tender of the Sale of State Shares and by the Board of Directors of the Company. The purchase price will be approximately $495 million (NIS 1.8 billion), with an additional payment of up to approximately $27 million (NIS 100 million) contingent upon IMI meeting certain performance goals.

On June 21, 2018, the Company announced that it was awarded an approximately $17 million contract from a European country to supply a range of advanced ground-based electronic warfare and signal intelligence systems. The contract will be performed over a two-year period.

On June 28, 2018, the Company announced that in light of the progress in the acquisition of IMI by the Company, as announced by the Company on June 19, 2018, the Israeli rating agency Midroog Ltd. ("Midroog"), placed the Series "A" Notes issued by the Company in 2010 and in 2012 (the Notes") under review for downgrade (Credit Review). The Notes are currently rated "Aa1" (on a local scale). The Credit Review will be performed by Midroog following the closing of the acquisition transaction.

On August 7, 2018, the Company announced that it was awarded an approximately $85 million contract from the Israeli Ministry of Defense to supply electronic warfare suites for the Israeli Navy Sa'ar 6-class corvettes that will be tasked with the protection of Israel's Economic Exclusion Zone. The contract will be performed over a 10-year period.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.44 per share for the second quarter of 2018. The dividend’s record date is September 4, 2018. The dividend will be paid from income generated as Preferred Income (as defined under Israel tax laws), on September 17, 2018, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call on Thursday, August 16, 2018 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 407 2553
Canada Dial-in Numbers: 1 888 604 5839
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US and Canada) or +972 3 925 5929 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of airborne, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-772946663
j.gaspar@elbitsystems.com
David Vaaknin, VP, Head of Corporate Communications
Tel: +972-772946691
david.vaaknin@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	June 30,	December 31,
	2018	2017
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$186,977	$156,074
Short-term bank deposits and marketable securities	3,268	16,497
Trade and unbilled receivables, net	1,427,423	1,406,563
Other receivables and prepaid expenses	141,111	128,946
Inventories, net	1,074,318	902,954
Total current assets	2,833,097	2,611,034

Investments in affiliated companies and partnerships	220,477	172,338
Long-term trade and unbilled receivables	326,493	295,396
Long-term bank deposits and other receivables	28,499	38,082
Deferred income taxes, net	47,323	51,358
Severance pay fund	280,229	298,590
	903,021	855,764

Property, plant and equipment, net	519,151	495,716
Goodwill and other intangible assets, net	814,345	752,403
Total assets	$5,069,614	$4,714,917

Liabilities and Equity
Short-term bank credit and loans	$12,755	$133,750
Current maturities of long-term loans and Series A Notes	120,137	67,556
Trade payables	569,587	633,689
Other payables and accrued expenses	836,968	835,394
Customer advances	548,404	418,560
	2,087,851	2,088,949

Long-term loans, net of current maturities	459,798	119,514
Series A Notes, net of current maturities	59,108	124,865
Employee benefit liabilities	394,339	413,117
Deferred income taxes and tax liabilities, net	65,329	68,159
Customer advances	137,965	133,649
Other long-term liabilities	45,889	48,692
	1,162,428	907,996

Elbit Systems Ltd.'s equity	1,809,609	1,708,310
Non-controlling interests	9,726	9,662
Total equity	1,819,335	1,717,972
Total liabilities and equity	$5,069,614	$4,714,917

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Six Months Ended June 30,		Three Months Ended June 30,		Year Ended December 31,
	2018	2017	2018	2017	2017
	Unaudited		Unaudited		Audited
Revenues	$1,710,694	$1,567,487	$892,166	$818,299	$3,377,825
Cost of revenues	1,225,283	1,104,009	642,180	575,971	2,379,905
Gross profit	485,411	463,478	249,986	242,328	997,920

Operating expenses:
Research and development, net	144,740	125,506	76,555	67,069	265,060
Marketing and selling, net	138,119	132,068	69,949	66,291	280,246
General and administrative, net	72,784	72,369	37,045	33,645	133,314
Other operating income, net	(45,367)	—	(45,367)	—	—
Total operating expenses	310,276	329,943	138,182	167,005	678,620
Operating income	175,135	133,535	111,804	75,323	319,300

Financial expenses, net	(20,994)	(15,478)	(10,745)	(6,833)	(34,502)
Other (expenses) income, net	(5,088)	37	(5,110)	5	48
Income before income taxes	149,053	118,094	95,949	68,495	284,846

Taxes on income	(13,639)	(15,572)	(7,277)	(10,321)	(55,585)
	135,414	102,522	88,672	58,174	229,261

Equity in net earnings of affiliated companies and partnerships	6,445	6,418	3,311	4,822	11,361
Net income	$141,859	$108,940	$91,983	$62,996	$240,622
Less: net income attributable to non-controlling interests	(299)	(716)	(53)	(412)	(1,513)
Net income attributable to Elbit Systems Ltd.'s shareholders	$141,560	$108,224	$91,930	$62,584	$239,109

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share	$3.31	$2.53	$2.15	$1.46	$5.59
Diluted net earnings per share	$3.31	$2.53	$2.15	$1.46	$5.59

Weighted average number of shares (in thousands)
Shares used in computation of basic earnings per share	42,752	42,749	42,753	42,749	42,750
Shares used in computation of diluted earnings per share	42,754	42,753	42,755	42,755	42,753

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US dollars)

	Six Months Ended June 30,		Year Ended December 31,
	2018	2017	2017
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$141,859	$108,940	$240,622
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56,413	56,360	114,017
Adjustment to fair value investment	5,114	—	—
Stock-based compensation	—	13	13
Amortization of Series A Notes premium and related issuance costs, net	(46)	(46)	(92)
Deferred income taxes and reserve, net	1,305	1,960	28,774
Gain on sale of property, plant and equipment	(89)	(1,970)	(2,440)
Loss (gain) on sale and revaluation of investments	(43,201)	204	1,358
Equity in net earnings of affiliated companies and partnerships, net of dividend received (*)	(4,093)	(4,303)	(1,987)
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables and prepaid expenses	18,077	(157,407)	(315,236)
Increase in inventories, net	(136,949)	(50,203)	(59,699)
Increase (decrease) in trade payables, other payables and accrued expenses	(91,660)	(17,381)	63,274
Severance, pension and termination indemnities, net	439	12,850	2,003
Increase in advances received from customers	51,689	53,654	30,286
Net cash provided by (used in) operating activities	(1,142)	2,671	100,893
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(48,374)	(55,416)	(107,880)
Acquisition of subsidiaries and business operations	(127,569)	(25,440)	(25,440)
Investments in affiliated companies and other companies	(3,748)	(678)	(4,964)
Deconsolidation of subsidiary	(2,873)	—	—
Proceeds from sale of property, plant and equipment	1,106	3,597	6,270
Proceeds from sale of investments	—	12,067	12,067
Investment in long-term deposits	(180)	(499)	(1,396)
Proceeds from sale of long-term deposits	67	172	176
Investment in short-term deposits and marketable securities	(5,072)	(26,858)	(40,893)
Proceeds from sale of short-term deposits and marketable securities	18,104	27,159	46,491
Net cash used in investing activities	(168,539)	(65,896)	(115,569)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	48	63	119
Repayment of long-term loans	(28)	(140,782)	(167,425)
Proceeds from long-term loans	340,386	118,550	118,623
Repayment of Series A Notes	—	(55,532)	(55,532)
Dividends paid	(18,827)	(37,649)	(75,300)
Change in short-term bank credit and loans, net	(120,995)	105,248	127,455
Net cash (used in) provided by financing activities	200,584	(10,102)	(52,060)
Net increase (decrease) in cash and cash equivalents	30,903	(73,327)	(66,736)
Cash and cash equivalents at the beginning of the year	156,074	222,810	222,810
Cash and cash equivalents at the end of the period	186,977	149,483	156,074

* Dividend received from affiliated companies and partnerships	$2,352	$2,115	$9,374

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Six Months Ended June 30,				Three Months Ended June 30,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	678.3	39.7	592.8	37.8	367.3	41.2	302.6	37.0
C4ISR systems	563.1	32.9	545.4	34.9	287.9	32.3	266.3	32.6
Land systems	256.5	15.0	210.7	13.4	142.1	15.9	131.8	16.1
Electro-optic systems	154.8	9.1	169.6	10.8	66.8	7.5	93.2	11.4
Other (mainly non-defense engineering and production services)	58.0	3.3	49.0	3.1	28.1	3.1	24.4	2.9
Total	1,710.7	100.0	1,567.5	100.0	892.2	100.0	818.3	100.0

Consolidated Revenues by Geographical Regions:

	Six Months Ended June 30,				Three Months Ended June 30,
	2018		2017		2018		2017
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	351.9	20.6	335.0	21.4	166.3	18.6	167.6	20.5
North America	461.2	27.0	401.8	25.6	252.5	28.3	208.8	25.5
Europe	315.7	18.5	364.9	23.3	162.9	18.3	203.1	24.8
Asia-Pacific	364.0	21.3	328.9	21.0	190.4	21.3	162.7	19.9
Latin America	91.0	5.3	93.0	5.9	50.8	5.7	58.6	7.2
Other countries	126.9	7.3	43.9	2.8	69.3	7.8	17.5	2.1
Total	1,710.7	100.0	1,567.5	100.0	892.2	100.0	818.3	100.0